September 17, 2010

Catherine T. Brown
Securities and Exchange Commission
Fax 202 772 9204

Re: Amendment No. 6 to Registration Statement on form S-1
File No. 333-155486

As per Ms. Catharine Brown's oral comments to our attorney, Mr. Thomas Puzzo, please find attached the required changes.

 We have changed the heading on the front page, the Exhibits and Financial Statement Schedules section and updated the dates, as per your request.

Sincerely,
//Ya Zhu